(all amounts are in U.S. dollars except where otherwise indicated)
(1)Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release

Gildan Activewear Reports Fourth Quarter and Full Year 2020 Results

•"Back to Basics" drives strong Q4 performance despite pandemic and weather-related events
•Q4 sales of $690 million, up 4.8% over prior year reflecting strong recovery from Q3 2020
•GAAP diluted EPS of $0.34; Adjusted diluted EPS1 of $0.45, up 9.8% from 2019
•Operating margin of 11.4%; Adjusted operating margin1 of 15.3%, up 310 bps from Q3 2020 and 120 bps year-over-year
•Record free cash flow1 of $278 million in quarter, $358 million for full year
•Inclusion in Dow Jones Sustainability Index and leadership band of CDP 2020 Climate Change Report and Silver Class distinction in The Sustainability Yearbook 2021

Montreal, Thursday, February 25, 2021 - Gildan Activewear Inc. (GIL: TSX and NYSE) today announced results for the fourth quarter and year ended January 3, 2021.

“Our Back to Basics strategy put us on a sound footing going into the pandemic and the additional actions we have taken during 2020 have enhanced our competitive positioning as we work towards a stronger environment, growth, and achieving our long-term profitability targets" said Glenn J. Chamandy, President and CEO of Gildan. “Further, against the backdrop of the pandemic and the headwind of back to back hurricanes in Central America our team showed exceptional operational execution and delivered strong results for the fourth quarter.”

In the fourth quarter, we reported GAAP diluted EPS of $0.34 and adjusted diluted EPS of $0.45 before reflecting net charges of approximately $23 million primarily related to our SKU rationalization initiative. We generated $690 million in sales, a strong recovery from the third quarter and up 5% compared to the prior year. Adjusted gross margin1 of 25.8% in the quarter exceeded prior year levels and reflected a 330 basis point improvement from the third quarter this year. Selling, general and administrative expenses (SG&A) were down 6% bringing SG&A as a percentage of sales to 10.4%, a 120 basis point improvement over the prior year. Consequently, we reported adjusted operating margin of 15.3%, up from 14.1% a year ago. We reduced inventories over the prior year and generated fourth quarter record free cash flow of $278 million bringing our full year total to $358 million. At the end of the fourth quarter our available liquidity position was $1.56 billion with net debt1 totaling $577 million, down from $862 million a year ago.

Despite these strong results, the quarter had its challenges. Starting early November, two back to back hurricanes hit Central America and we suspended production temporarily at our Rio Nance complex and at other locations in Honduras and Nicaragua. The hurricanes caused equipment, inventory and other damages, and facilities in certain locations were closed through November and part of December before we started to reopen and ramp back production. As we managed through this disruption, we continued to service our customers during the fourth quarter from existing inventories, production from other regions, and production earlier in the quarter in Central America.

In the wake of the destruction caused by the hurricanes, we immediately put our teams on the ground to help employees and community members recover and rebuild, donating clothing, protective masks, emergency kits, and assisting in finding shelter for those displaced from their homes. “I am extremely proud of the efforts of our manufacturing team who rose to meet additional challenges in the midst of the ongoing pandemic, tending to humanitarian needs to support these communities and restoring production at our facilities,” said Glenn Chamandy. “While responsibility and sustainability has always been at the core of how we do business, 2020 has amplified the importance of strong environmental, social, governance (ESG) practices as an integral part of our strategy. To this end, we were pleased that for the eighth year running we were included in the Dow Jones Sustainability Index in 2020, we were recognized as a top performer on CDP’s 2020 Climate Change Report and more recently, we received the Silver Class distinction in The Sustainability Yearbook 2021.”

Fourth Quarter Results
Net sales for the fourth quarter ending January 3, 2021, of $690.2 million were up 4.8% compared to the fourth quarter of 2019, consisting of activewear sales of $537.9 million, up 11.3%, and sales of $152.3 million in the hosiery and underwear category, down 13.0% compared to the prior year quarter. Increased activewear sales reflected favourable imprintables product-mix, higher imprintables volume growth in North America and higher unit sales of activewear through retail channels, partly offset by lower international shipments. Imprintables volume growth in North America was primarily due to the benefit of the non-recurrence of distributor de-stocking that occurred in the fourth quarter last year, partly offset by a decline in POS due to the current COVID-related demand environment which also affected international markets. While imprintables POS in North America was down compared to last year, we were pleased to see sequential improvement in sell-through trends, with POS in the quarter down on average less than 10% year-over-year, better than the 15% to 20% POS decline we saw in the third quarter this year. The decline in hosiery and underwear sales was driven entirely by lower sales of socks, a category that has been more heavily impacted by the current pandemic environment, particularly within national chains and department stores, as well as sports specialty channels. Underwear sales were up 20% in the quarter, significantly outpacing industry demand and reflecting continued market share gains with our private label men’s underwear program, as well as with our own branded underwear products.

Our reported gross margin in the fourth quarter was 22.5% compared to gross margin of 17.9% in the fourth quarter of 2019. Before reflecting inventory charges largely in connection with our SKU rationalization initiative in both years and a net insurance gain recognized in the fourth quarter of 2020, adjusted gross margin totaled 25.8%, up 20 basis points compared to adjusted gross margin of 25.6% last year. The year-over-year increase was mainly due to stronger imprintables product-mix, lower raw material costs, and manufacturing efficiencies from our Back to Basics initiatives, partly offset by lower net selling prices and COVID-related and other period costs. On a sequential basis, adjusted gross margin improved significantly, up 330 basis points compared to the third quarter of 2020 largely due to stronger product-mix and lower COVID-related period costs.

During the fourth quarter, as part of our Back to Basics efforts, we conducted a comprehensive retail SKU rationalization review and consequently incurred an inventory charge of $26.0 million. We also recorded a charge of approximately $6.2 million related to the discontinuance of personal protective equipment (PPE) SKUs. Further, a net gain of $9.6 million in the quarter was recorded for insurance recoveries accrued to date net of costs incurred due to the impact of the hurricanes on our business operations. Overall, these net pre-tax charges totaling $22.6 million were excluded from our adjusted financial measures.

SG&A expenses for the fourth quarter of $71.9 million, or 10.4% of sales, were down $4.6 million, or 6% compared to $76.5 million, or 11.6% of sales, for the same quarter in 2019. The year-over-year reduction primarily reflected benefits of our cost containment efforts.

Operating income of $78.8 million in the fourth quarter was up from $24.3 million last year. On an adjusted basis, we generated adjusted operating income1 of $105.7 million, up from $95.3 million last year. The increase was due to higher sales, higher adjusted gross margin and lower SG&A expenses. Net financial expenses of $13.1 million were up $3.6 million over the prior year quarter, mainly due to fees incurred in connection with the amendments made to our long-term debt facilities earlier this year and the impact of foreign exchange. Consequently, we reported net earnings of $67.4 million, or $0.34 per diluted share, for the fourth quarter of 2020 and adjusted net earnings1 of $90.0 million, or $0.45 per diluted share, compared to net earnings of $32.5 million, or $0.16 per diluted share, and adjusted net earnings of $83.4 million, or $0.41 per diluted share, respectively, in the fourth quarter last year.

We generated record free cash flow in the quarter totaling $278 million, up from $241 million last year. The improvement in free cash flow was driven primarily by a significant reduction in our inventories and lower capital expenditures. Inventories at the end of the quarter totaled $728 million versus $939 million at the end of the third quarter of 2020 and $1,052 million at the end of 2019. The Company spent $13.4 million in capital expenditures in the quarter, down from $21.3 million last year, primarily for maintenance purposes. At the end of the fourth quarter, the Company had net debt of $577 million, down from $862 million at the end of 2019, and available liquidity of $1.56 billion. The Company’s reported net debt leverage ratio1 was 3.5 times adjusted EBITDA1. After reflecting debt covenant adjustments which exclude the impact of the second quarter of 2020 the Company's net debt leverage ratio was 1.3 times adjusted EBITDA.

Full Year Results
Net sales for 2020 totaled $1,981.3 million, down 29.8% from the prior year, reflecting declines of 33.8% in activewear and 14.1% in the hosiery and underwear category. The overall sales decline in 2020 was largely volume-driven as a result of the significant adverse impact that the global COVID-19 pandemic has had on economic activity worldwide. The decrease in activewear sales where we generated sales of $1,498.4 million was mainly attributable to lower unit sales due to the demand downturn combined with the impact of distributor inventory de-stocking in imprintables, unfavourable product-mix, and the impact of more aggressive pricing action taken in imprintables during the year primarily through promotional discounting. The overall sales decline in the hosiery and underwear category where we generated $482.9 million in sales in 2020 also reflected the COVID-related impact on demand in retail channels of distribution, specifically lower demand in socks, partly offset by a 27.7% increase in underwear sales primarily driven by strong growth of private brands men’s underwear products.

Gross profit totaled $249.1 million and adjusted gross profit1 was $305.7 million compared to $704.5 million and $759.5 million, respectively, in 2019. The main factors driving the significant year-over-year decline in adjusted gross profit, most of which were triggered by the COVID-19 pandemic, were lower unit sales volumes, unabsorbed fixed manufacturing costs while capacity was idle, inventory provisions, as well as the impact of exiting excess commodity derivative hedges and cotton commitments. The adjusted gross profit decline also reflected unfavourable product-mix and higher promotional discounting in the imprintables channel. These factors were partly offset by lower raw material costs compared to the prior year.

SG&A expenses of $272.3 million in 2020 were down $68.2 million compared to 2019 primarily as a result of lower compensation and volume-driven distribution costs, as well as the benefit of other cost containment efforts. Impairment of trade accounts receivable of $15.5 million was down $12.2 million from 2019 due primarily to the non-recurrence of a loss related to a distributor receivership in 2019, partly offset by an increase in the estimate of expected credit losses due to the heightened credit risk caused by the pandemic. Restructuring and acquisition-related costs of $48.2 million in 2020 were incurred primarily in connection with Back to Basics strategic initiatives, including the consolidation of manufacturing operations and other manufacturing optimization initiatives. This compared to restructuring and acquisition-related costs of $47.3 million in 2019. An impairment of goodwill and intangible assets acquired during previous sock and hosiery business acquisitions of $94.0 million was recorded in the first quarter of 2020 due to the adverse impacts of the COVID-19 pandemic on global economic activity and enterprise values of companies worldwide, including its impact on the Company’s business and share price.

After reflecting the above expenses and charges, we incurred an operating loss of $180.8 million in 2020 compared to operating income of $289.0 million in 2019. Excluding restructuring and acquisition-related costs, charges related to rationalized product SKUs, the net insurance gain in 2020, and the impairment for goodwill and intangible assets, adjusted operating income in 2020 amounted to $18.0 million compared to adjusted operating income of $391.3 million last year. The decrease reflected the lower sales base and the significant operating margin decline which led to a reported net loss in 2020 of $225.3 million, or $1.14 per share on a diluted basis, and an adjusted loss1 of $36.3 million, or $0.18 per diluted share.

Current Market Environment
Given the ongoing impact of COVID-19, we are not providing financial guidance for 2021. Nonetheless, the following reflects what we are currently seeing in the market and some of our expectations. Imprintables POS is currently tracking slightly weaker than during the fourth quarter, down 10% to 15% in the U.S. and international markets compared to 2019 levels, due to the impact of renewed winter lockdowns in many jurisdictions. In retail, we continue to see year-over-year growth in our activewear and underwear sales, however, sales in the sock category continue to be down year-over-year. Consequently, while we expect higher overall sales in 2021 compared to 2020, we remain cautious with our expectations for 2021 given the evolution of the COVID-19 pandemic and ongoing restrictions on social gatherings. Despite this uncertainty, we continue to be pleased with the progress we have made driving our Back to Basics strategy which we believe will continue to strengthen our financial and operating flexibility and support our margins as we continue to drive towards our long-term targets.

The Company expects to resume investments in 2021 with projected capital expenditures running in the range of 4% of sales, including the continuation of our major capacity expansion project in Bangladesh. Further, we are targeting to generate positive free cash flow in 2021. While we are currently well-positioned from a liquidity and free cash flow generating perspective, before resuming capital return to shareholders through the payment of dividends and share repurchase programs, the Company's priority remains to position its external net debt leverage ratio within its historical target range of one to two times net debt to adjusted trailing twelve months EBITDA. As such, once we achieve this level we expect that our Board will review capital return policies. Finally, the Company continues to assess the full impact of the hurricanes on its business operations and expects to recognize additional insurance recoveries in fiscal 2021. All future insurance recoveries, net of related costs and charges, will be excluded from the Company’s adjusted financial measures.

Organizational Announcements
Earlier this quarter, Mike Hoffman, President, Sales, Marketing and Distribution announced that effective February 28, 2021, he will be retiring from Gildan. Mike has played a significant role in Gildan’s growth and success over the last 20 years developing and growing our sales, marketing and distribution activities out of Barbados as we built a global, industry leading market position in imprintables. Mike also assumed responsibility for all similar retail related activities with the initiation of our Back to Basics strategy. “Mike has been a key member of the Gildan executive team and I thank Mike for the many important contributions he has made over the years. On behalf of everyone at Gildan, we wish Mike all the best for the future” said Glenn Chamandy. With Mike Hoffman’s retirement and in line with the succession plan the Company had in place, effective March 1, 2021, Chuck Ward will assume the role of President, Sales, Marketing and Distribution, based in Barbados. “With significant experience across diverse apparel industry roles, most recently leading our overall North American Sales, Marketing and Distribution activities as SVP, North America, Chuck is well positioned to assume this key leadership role” said Glenn Chamandy. In parallel with these changes, Arun Bajaj has also been elevated to Executive Vice President, Chief Human Resources Officer. Arun has extensive global human resources experience and joined Gildan 16 months ago to support both Gildan’s Back to Basics focus and long-term growth strategy.

Disclosure of Outstanding Share Data
As at February 19, 2021, there were 198,422,935 common shares issued and outstanding along with 3,519,127 stock options and 38,540 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan Activewear Inc. will hold a conference call to discuss fourth quarter and full year 2020 results and its business outlook today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be available on Gildan's corporate website or on the following link: http://www.gildancorp.com/events. The conference call can be accessed by dialing toll-free (877) 282-2924 (Canada & U.S.) or (470) 495-9480 (international) and entering passcode 5988977#. A replay will be available for 7 days starting at 11:30 AM ET by dialing toll-free (855) 859-2056 (Canada & U.S.) or (404) 537-3406 (international) and entering the same passcode.

Notes
This release should be read in conjunction with the attached unaudited condensed financial statements as at and for the three and twelve months ended January 3, 2021. Gildan’s Management’s Discussion and Analysis and its audited consolidated financial statements for the fiscal year ended January 3, 2021 are expected to be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission on or before February 26, 2021, and will also be provided on Gildan's website at that time.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Three months ended			Twelve months ended
	January 3, 2021	December 29, 2019	Variation (%)	January 3, 2021	December 29, 2019	Variation (%)
Net sales	690.2	658.7	4.8%	1,981.3	2,823.9	(29.8)%
Gross profit	155.5	118.2	31.6%	249.1	704.5	(64.6)%
Adjusted gross profit(1)	178.1	173.2	2.8%	305.7	759.5	(59.7)%
SG&A expenses	71.9	76.5	(6.0)%	272.3	340.5	(20.0)%
Impairment of trade accounts receivable	0.5	1.4	(64.3)%	15.5	27.7	(44.0)%
Restructuring and acquisition-related costs	4.3	16.0	(73.1)%	48.2	47.3	1.9%
Impairment of goodwill and intangible assets	—	—	n.m.	94.0	—	n.m.
Operating income (loss)	78.8	24.3	n.m.	(180.8)	289.0	n.m.
Adjusted operating income(1)	105.7	95.3	10.9%	18.0	391.3	(95.4)%
Adjusted EBITDA(1)	145.3	128.2	13.3%	165.1	548.1	(69.9)%
Financial expenses	13.1	9.5	37.9%	48.5	39.2	23.7%
Income tax recovery	(1.7)	(17.8)	(90.4)%	(4.1)	(10.0)	(59.0)%
Net earnings (loss)	67.4	32.5	n.m.	(225.3)	259.8	n.m.
Adjusted net earnings (loss)(1)	90.0	83.4	7.9%	(36.3)	339.6	n.m.
Basic EPS	0.34	0.16	n.m.	(1.14)	1.27	n.m.
Diluted EPS	0.34	0.16	n.m.	(1.14)	1.27	n.m.
Adjusted diluted EPS(1)	0.45	0.41	9.8%	(0.18)	1.66	n.m.
Gross margin	22.5%	17.9%	4.6 pp	12.6%	24.9%	(12.3) pp
Adjusted gross margin(1)	25.8%	25.6%	0.2 pp	15.3%	26.7%	(11.4) pp
SG&A expenses as a percentage of sales	10.4%	11.6%	(1.2) pp	13.7%	12.1%	1.6 pp
Operating margin	11.4%	3.7%	7.7 pp	(9.1)%	10.2%	(19.3) pp
Adjusted operating margin(1)	15.3%	14.1%	1.2 pp	0.9%	13.8%	(12.9) pp
Cash flows from operating activities	291.6	262.4	11.1%	415.0	361.0	15.0%
Capital expenditures	13.4	21.3	(37.1)%	58.3	140.2	(58.4)%
Free cash flow(1)	278.2	241.0	15.4%	357.5	226.5	57.8%
Diluted weighted average number of common shares outstanding (in ‘000s)	198,403	201,593	n.m.	198,361	204,609	n.m.

As at (in $ millions, or otherwise indicated)					January 3, 2021	December 29, 2019
Inventories					728.0	1,052.1
Trade accounts receivable					196.5	320.9
Net indebtedness(1)					577.2	862.4
Net debt leverage ratio(1)					3.5	1.6
(1) Please refer to "Non-GAAP Financial Measures" in this press release.
n.m. = not meaningful

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	Q4 2020	Q4 2019	Variation (%)	YTD 2020	YTD 2019	Variation (%)
Activewear	537.9	483.5	11.3%	1,498.4	2,261.9	(33.8)%
Hosiery and underwear	152.3	175.1	(13.0)%	482.9	562.0	(14.1)%
	690.2	658.6	4.8%	1,981.3	2,823.9	(29.8)%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q4 2020	Q4 2019	Variation (%)	YTD 2020	YTD 2019	Variation (%)
United States	604.7	552.0	9.5%	1,696.9	2,399.2	(29.3)%
Canada	25.9	34.6	(25.1)%	76.2	114.8	(33.6)%
International	59.6	72.0	(17.2)%	208.2	309.9	(32.8)%
	690.2	658.6	4.8%	1,981.3	2,823.9	(29.8)%

Non-GAAP Financial Measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted net earnings also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in $ millions, except per share amounts)	January 3, 2021	December 29, 2019	January 3, 2021	December 29, 2019

Net earnings (loss)	67.4	32.5	(225.3)	259.8
Adjustments for:
Restructuring and acquisition-related costs	4.3	16.0	48.2	47.3
Impairment of goodwill and intangible assets	—	—	94.0	—
Impact of strategic product line initiatives(1)	26.0	55.0	60.0	55.0
Discontinuance of PPE SKUs(2)	6.2	—	6.2	—
Net insurance gains(3)	(9.6)	—	(9.6)	—
Income tax expense (recovery) relating to the above-noted adjustments	0.9	(0.9)	(4.6)	(3.3)
Income tax recovery related to the revaluation of deferred income tax assets and liabilities(4)	(5.2)	(19.2)	(5.2)	(19.2)
Adjusted net earnings (loss)	90.0	83.4	(36.3)	339.6
Basic EPS	0.34	0.16	(1.14)	1.27
Diluted EPS	0.34	0.16	(1.14)	1.27
Adjusted diluted EPS	0.45	0.41	(0.18)	1.66
(1) Includes $29.2 million (2019 - $47.6 million) of inventory write-downs included in cost of sales and the $4.8 million (2019 - $7.4 million) gross profit impact of a sales return allowance for anticipated product returns, related to imprintables discontinued SKUs which reduced net sales by $11.2 million and cost of sales by $6.4 million (2019 - reduced net sales by $19.0 million and cost of sales by $11.6 million), and $26.0 million of inventory write-downs included in cost of sales related to retail discontinued SKUs, as part of the Company's strategic product line initiatives.
(2) During fiscal 2020, in collaboration with various government and customer efforts to help address shortages due to the COVID-19 pandemic, the Company temporarily leveraged its manufacturing capabilities to produce PPE products. This charge (included in cost of sales) reflects the discontinuance of these PPE SKUs given that they are not in the Company’s normal product line and that these shortages have now been addressed.
(3) Net insurance gains are related to the two hurricanes which impacted the Company’s operations in Central America in November 2020, consisting of the following costs which were more than offset by related accrued insurance recoveries to date: losses on disposal of unrepairable equipment and damaged inventory equal to their net book value, salary and benefits continuation for idle employees while production was interrupted, equipment repair and clean-up costs, and unabsorbed salary, benefits, and overhead costs, that resulted from the related production interruptions.
(4) Includes an income tax recovery of $5.2 million (2019 - $19.2 million) pursuant to the recognition of previously de-recognized (in fiscal 2018 and fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets as a result of a re-assessment of the probability of realization of such deferred income tax assets.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted gross margin is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	January 3, 2021	December 29, 2019	January 3, 2021	December 29, 2019

Gross profit	155.5	118.2	249.1	704.5
Adjustment for:
Impact of strategic product line initiatives(1)	26.0	55.0	60.0	55.0
Discontinuance of PPE SKUs(1)	6.2	—	6.2	—
Net insurance gains(1)	(9.6)	—	(9.6)	—
Adjusted gross profit	178.1	173.2	305.7	759.5

Gross margin	22.5%	17.9%	12.6%	24.9%
Adjusted gross margin(2)	25.8%	25.6%	15.3%	26.7%
(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in this press release.
(2) Calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted operating margin is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	January 3, 2021	December 29, 2019	January 3, 2021	December 29, 2019

Operating income (loss)	78.8	24.3	(180.8)	289.0
Adjustment for:
Restructuring and acquisition-related costs	4.3	16.0	48.2	47.3
Impairment of goodwill and intangible assets	—	—	94.0	—
Impact of strategic product line initiatives(1)	26.0	55.0	60.0	55.0
Discontinuance of PPE SKUs(1)	6.2	—	6.2	—
Net insurance gains(1)	(9.6)	—	(9.6)	—
Adjusted operating income	105.7	95.3	18.0	391.3

Operating margin	11.4%	3.7%	(9.1)%	10.2%
Adjusted operating margin(2)	15.3%	14.1%	0.9%	13.8%
(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in this press release.
(2) Calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in $ millions)	January 3, 2021	December 29, 2019	January 3, 2021	December 29, 2019

Net earnings (loss)	67.4	32.5	(225.3)	259.8
Restructuring and acquisition-related costs	4.3	16.0	48.2	47.3
Impairment of goodwill and intangible assets	—	—	94.0	—
Impact of strategic product line initiative(1)	26.0	55.0	60.0	55.0
Discontinuance of PPE SKUs(1)	6.2	—	6.2	—
Net insurance gains(1)	(9.6)	—	(9.6)	—
Depreciation and amortization	39.6	33.0	147.2	156.8
Financial expenses, net	13.1	9.5	48.5	39.2
Income tax recovery	(1.7)	(17.8)	(4.1)	(10.0)
Adjusted EBITDA	145.3	128.2	165.1	548.1
(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in this press release.

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended		Twelve months ended
(in $ millions)	January 3, 2021	December 29, 2019	January 3, 2021	December 29, 2019

Cash flows from operating activities	291.6	262.4	415.0	361.0
Cash flows used in investing activities	(13.4)	(21.4)	(57.5)	(135.8)
Adjustment for:
Business acquisitions	—	—	—	1.3
Free cash flow	278.2	241.0	357.5	226.5

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	January 3, 2021	December 29, 2019

Long-term debt and total bank indebtedness	1,000.0	845.0
Lease obligations	82.5	81.5
Total indebtedness	1,082.5	926.5
Cash and cash equivalents	(505.3)	(64.1)
Net indebtedness	577.2	862.4

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. Due to the current economic environment, the Company is above its target range at the end of fiscal 2020. The Company uses and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company.

(in $ millions, or otherwise indicated)	January 3, 2021	December 29, 2019
Adjusted EBITDA for the trailing twelve months	165.1	548.1
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	165.1	548.1

Net indebtedness	577.2	862.4
Net debt leverage ratio(1)	3.5	1.6
(1) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 1.3 at January 3, 2021.

Return on net assets
Return on net assets (RONA) is defined as the ratio of adjusted net earnings, excluding net financial expenses and the amortization of intangible assets (excluding software) net of income tax recoveries related thereto, to average net assets for the last five quarters. Net assets are defined as the sum of total assets, excluding cash and cash equivalents, net deferred income taxes, and the accumulated amortization of intangible assets (excluding software), less total current liabilities excluding the current portion of lease obligations. The Company uses RONA as a performance indicator to measure the efficiency of its invested capital.

(in $ millions)	January 3, 2021	December 29, 2019
Average total assets	3,226.9	3,254.1
Average cash and cash equivalents	(354.7)	(59.6)
Average net deferred income taxes	(13.1)	(2.0)
Average accumulated amortization of intangible assets, excluding software	233.2	159.4
Average total current liabilities, excluding the current portion of lease obligations	(364.5)	(364.0)
Average net assets	2,727.8	2,987.9

	Twelve months ended
(in $ millions, or otherwise indicated)	January 3, 2021	December 29, 2019
Adjusted net earnings (loss)	(36.3)	339.6
Financial expenses, net (nil income taxes in both years)	48.5	39.2
Amortization of intangible assets, excluding software (net of nil income taxes in both years)	14.3	17.3
Return	26.5	396.1
RONA	1.0%	13.3%

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow, and capital expenditures. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic, including the scope and duration of government mandated general, partial, or targeted private sector shutdowns, travel restrictions, and social distancing measures;
•changes in general economic and financial conditions globally or in one or more of the markets we serve, including the severity and duration of the economic slowdown and recessions following the COVID-19 pandemic;
•our ability to implement our growth strategies and plans;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;
•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim + Preux®, GoldToe®, Anvil® by Gildan®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus®, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery, and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. With approximately 44,000 employees worldwide, Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive Genuine Responsibility® program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuineresponsibility.com, respectively.

Investor inquiries:
Sophie Argiriou
Vice President, Investor Communications
(514) 343-8815
sargiriou@gildan.com

Media inquiries:
Genevieve Gosselin
Director, Corporate Communications and Marketing
(514) 343-8814
ggosselin@gildan.com

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	January 3, 2021	December 29, 2019
Current assets:
Cash and cash equivalents	$505,264	$64,126
Trade accounts receivable	196,480	320,931
Income taxes receivable	4,632	—
Inventories	727,992	1,052,052
Prepaid expenses, deposits, and other current assets	110,105	77,064
Total current assets	1,544,473	1,514,173
Non-current assets:
Property, plant and equipment	896,800	994,980
Right-of-use assets	59,445	73,539
Intangible assets	289,901	383,864
Goodwill	206,636	227,865
Deferred income taxes	17,689	9,917
Other non-current assets	6,004	6,732
Total non-current assets	1,476,475	1,696,897
Total assets	$3,020,948	$3,211,070
Current liabilities:
Accounts payable and accrued liabilities	$343,722	$406,631
Income taxes payable	—	1,255
Current portion of lease obligations	15,884	14,518
Total current liabilities	359,606	422,404
Non-current liabilities:
Long-term debt	1,000,000	845,000
Lease obligations	66,580	66,982
Other non-current liabilities	35,865	42,190
Total non-current liabilities	1,102,445	954,172
Total liabilities	1,462,051	1,376,576
Equity:
Share capital	183,938	174,218
Contributed surplus	24,936	32,769
Retained earnings	1,359,061	1,628,042
Accumulated other comprehensive income	(9,038)	(535)
Total equity attributable to shareholders of the Company	1,558,897	1,834,494
Total liabilities and equity	$3,020,948	$3,211,070

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Twelve months ended
	January 3, 2021	December 29, 2019	January 3, 2021	December 29, 2019
Net sales	$690,155	$658,673	$1,981,276	$2,823,901
Cost of sales	534,648	540,458	1,732,217	2,119,440
Gross profit	155,507	118,215	249,059	704,461
Selling, general and administrative expenses	71,934	76,496	272,306	340,487
Impairment of trade accounts receivable	484	1,376	15,453	27,652
Restructuring and acquisition-related costs	4,257	16,049	48,154	47,329
Impairment of goodwill and intangible assets	—	—	93,989	—
Operating income (loss)	78,832	24,294	(180,843)	288,993
Financial expenses, net	13,138	9,542	48,530	39,168
Earnings (loss) before income taxes	65,694	14,752	(229,373)	249,825
Income tax recovery	(1,658)	(17,760)	(4,091)	(9,984)
Net earnings (loss)	67,352	32,512	(225,282)	259,809

Other comprehensive income (loss), net of related income taxes:
Cash flow hedges	3,080	10,981	(8,503)	(3,917)
Actuarial gain (loss) on employee benefit obligations	12,142	(1,296)	12,142	(1,296)
	15,222	9,685	3,639	(5,213)
Comprehensive income (loss)	$82,574	$42,197	$(221,643)	$254,596
Earnings (loss) per share:
Basic	$0.34	$0.16	$(1.14)	$1.27
Diluted	$0.34	$0.16	$(1.14)	$1.27

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Twelve months ended
	January 3, 2021	December 29, 2019	January 3, 2021	December 29, 2019
Cash flows from (used in) operating activities:
Net earnings	$67,352	$32,512	$(225,282)	$259,809
Adjustments to reconcile net earnings to cash flows from (used in) operating activities:
Depreciation and amortization	39,561	32,977	147,190	156,794
Other	18,827	(17,261)	150,612	18,754
	125,740	48,228	72,520	435,357
Changes in non-cash working capital balances:
Trade accounts receivable	15,541	207,970	125,150	(3,515)
Income taxes	(168)	3,590	(5,747)	2,969
Inventories	205,982	(1,854)	320,384	(115,082)
Prepaid expenses, deposits and other current assets	(60,802)	(4,779)	(34,801)	(8,320)
Accounts payable and accrued liabilities	5,355	9,274	(62,476)	49,621
Cash flows from operating activities	291,648	262,429	415,030	361,030

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(13,062)	(18,385)	(50,670)	(128,676)
Purchase of intangible assets	(351)	(2,914)	(7,670)	(11,558)
Business acquisitions	—	—	—	(1,300)
Proceeds on disposal of property, plant and equipment	51	(88)	830	5,783
Cash flows used in investing activities	(13,362)	(21,387)	(57,510)	(135,751)

Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under long-term bank credit facilities	—	(62,000)	(245,000)	176,000
Proceeds from term loan	—	—	400,000	—
Payment of lease obligations	(4,188)	(3,445)	(15,418)	(13,534)
Dividends paid	—	(27,195)	(30,553)	(110,346)
Proceeds from the issuance of shares	1,914	1,303	2,854	10,318
Repurchase and cancellation of shares	—	(128,792)	(23,216)	(257,233)
Share repurchases for settlement of non-Treasury RSUs	(2,531)	(7,008)	(2,558)	(7,008)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(2,438)	(6,001)	(2,571)	(6,001)
Cash flows (used in) from financing activities	(7,243)	(233,138)	83,538	(207,804)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	1,305	431	80	(6)
Net increase in cash and cash equivalents during the period	272,348	8,335	441,138	17,469
Cash and cash equivalents, beginning of period	232,916	55,791	64,126	46,657
Cash and cash equivalents, end of period	$505,264	$64,126	$505,264	$64,126

Page 16